SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

October 17, 2005 TSX VENTURE: SBX

Vancouver Island Cable Project – Assignment to Affiliate

Sea Breeze Pacific Regional Transmission System, Inc. (a joint venture between Sea Breeze Power Corp. of Vancouver, British Columbia, and Boundless Energy LLC, of York Harbor, Maine) is pleased to announce that all rights, title and interest in the Vancouver Island Cable Project have been assigned from Sea Breeze Pacific Regional Transmission System, Inc. to an affiliated company, Sea Breeze Victoria Converter Corporation.

The assignment has been effected to facilitate future development financing for the Vancouver Island Cable by Energy Investors Funds, who have also been the primary funding partner of the Sea Breeze Pacific Juan de Fuca Cable Project.

On September 30, 2005, an application for the Vancouver Island Cable Project was filed with the British Columbia Utilities Commission for approval to construct a 550 MW high voltage direct current (“HVDC Light®”) transmission line from Surrey, BC (Greater Vancouver) to View Royal, BC (Greater Victoria, on Vancouver Island). The application may be viewed at: www.VancouverIslandCable.com, or on the BC Utilities Commission website at: http://www.bcuc.com/Proceeding.aspx.

Attributes of the Vancouver Island Cable include:

•	A route, which addresses seismic risk – in regard to both earthquake liquefaction risks at transmission interconnection points, as well as critical submarine landslide risks of the Fraser River delta;

•	A transmission technology, which has no fluctuating electromagnetic fields and does not rely on oil based coolants prone to leakage – both especially important attributes for sensitive marine habitats;

- A realistic time frame within which the project would be completed;

•	Siting considerations, which mainly utilize existing municipal right of ways and roadways and eliminates exposure to nearby residents of potentially harmful, fluctuating electromagnetic fields emitted by overhead alternating current transmission lines;

•	Operational flexibility and control characteristics of HVDC Light® technology which will create greater capacity on existing adjoining transmission lines, and could offer “black-start” capability in the event of power outages.

HVDC Light® technology is noted for its reliability. The most recently completed installation of an HVDC Light® transmission line was to the Troll ‘A’ Offshore Drilling Platform in the North Sea, located near Bergen, Norway, as the sole source supply of electricity for a natural gas compression station which alone, supplies 10% to 15% of Europe’s natural gas.

The BC Utilities Commission has advised that a hearing will be held on October 21, 2005 to consider a consolidation of the Vancouver Island Cable application with an alternative proposal submitted by BC Transmission Corporation, based on alternating current technology utilizing overhead lines through residential neighborhoods.

The Vancouver Island Cable application notes that pending approval for the project, in the interim, the Juan de Fuca Cable could provide sufficient reliability for the Island to allow a thorough and reasoned evaluation of the best long term options to ensure a secure energy future for Vancouver Island.

Both the Juan de Fuca Cable and the Vancouver Island Cable are proposed to be financed and constructed privately. Following completion, the lines would be available for long-term lease, and would be operated by existing regional public utilities.

About Sea Breeze Power Corp.
Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm in the world to receive planning approval. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. For more information about Sea Breeze Power Corp., please visit www.seabreezepower.com.

About Boundless Energy, LLC
Based in York Harbor, Maine, Boundless Energy, LLC was the founder and original transmission engineering principal of the Project Neptune Undersea Cable consortium, whose contract with Long Island Power Authority resulted in Energy Investors Funds providing equity funding for the installation of a 67-mile, 660-megawatt HVDC submarine transmission cable from northern New Jersey to central Long Island, New York. The Neptune Project cable is presently under construction with a target completion date of 2007.
About Energy Investors Funds
Energy Investors Funds is 100% management owned and was founded in 1987 as the first investment manager to raise, close, invest, recapitalize, and liquidate the assets of a private equity power fund, and is the only private equity power fund manager with an established track record of long-term success.

This is the second undersea cable that Energy Investors Funds has financed in the past fifteen months. In July 2005, EIF financed the Neptune Undersea Cable and was also part of the team that funded the land-based Path 15 transmission line upgrade in central and southern California, which went live in December 2004.

Energy Investors Funds has mobilized over $1.5 billion in capital, and currently manages five private equity funds from its offices in Boston, New York, and San Francisco. These funds have made over 65 diversified investments, with a combined underlying asset value exceeding $5 billion. For more information please visit www.eifgroup.com.

The United States Power Fund, L.P., which closed in December 2003, raised total commitments of $250 million from endowments and foundations, pension plans, fund-of-funds, high net worth individuals, banks and insurance companies, and utilities. The Fund principally targets investments in generation, transmission and energy service assets in the U.S. The United States Power Fund II, L.P., which had its first closing in June 2005, has commitments from the same network of investors and is pursuing a similar investment strategy.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Mr. Paul B. Manson

Email: Investor@SeaBreezePower.com Toll Free: 1-866-387-1240 ext.225

Voice: 604-689-2991 ext.225

Fax: 604-689-2990

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